Filed by The Nasdaq Stock Market, Inc. pursuant

to Rule 425 under the Securities Act of 1933, as

amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended.

Subject Company: OMX AB

Internal Qnetwork article

NASDAQ and OMX to Combine – Will Create Leading Exchange and Technology Company

May 25, 2007

NASDAQ and OMX, a leading exchange technology provider, have agreed to combine. The new company, to be called, The NASDAQ OMX Group, Inc, will create the largest global network of exchanges and exchange customers linked by technology.

The combination is expected to bring many positives to both organizations including the ability to grow and accelerate the global flow of equity capital, as well as create an excellent platform for further expansion into derivatives and other asset classes.

OMX operates the Nordic Exchange, consisting of six exchanges in the Nordic and Baltic regions, and is a technology services provider to 60 exchanges in 50 countries worldwide with headquarters in Stockholm, Sweden.

The combined group will have approximately 2,349 employees in 22 countries. The NASDAQ OMX Group headquarters will be located in New York which will serve as the center of operations for the group’s U.S. cash trading business. The combined group’s pan-European, international and derivatives activities will be located in London. Stockholm will be the center of operations for the group’s Nordic cash activities and technology operations.

Over the next few days, this page will be updated with news, photos and links regarding this announcement.

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Cautionary Note Regarding Forward-Looking Statements

Information set forth in this communication contains forward-looking statements, which involve a number of risks and uncertainties. OMX and Nasdaq caution readers that any forward-looking information is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking information. Such forward-looking statements include, but are not limited to, statements about the benefits of the Offer, the proposed business combination transaction involving Nasdaq and OMX, including estimated revenue and cost synergies, the Combined Group’s plans, objectives, expectations and intentions and other statements that are not historical facts. Additional risks and factors are identified in Nasdaq’s filings with the U.S. Securities Exchange Commission (the “SEC”), including its Report on Form 10-K for the fiscal year ending December 31, 2006 which is available on Nasdaq’s website at http://www.nasdaq.com and the SEC’s website at SEC’s website at www.sec.gov. and in OMX’s filings with the Swedish Financial Supervisory Authority (Sw. Finansinspektionen) (the “SFSA”) including its annual report for 2006, which is available on OMX’s website at http://www.omxgroup.com. The parties undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise.

Notice to OMX shareholders

While the Offer is being made to all holders of OMX shares, this document does not constitute an offer to purchase, sell or exchange or the solicitation of an offer to purchase, sell or exchange any securities of OMX or an offer to purchase, sell or exchange or the solicitation of an offer to purchase, sell or exchange any securities of Nasdaq in any jurisdiction in which the making of the Offer or the acceptance of any tender of shares therein would not be made in compliance with the laws of such jurisdiction. In particular, the Offer is not being made, directly or indirectly, in or into Australia, Canada, Japan or South Africa. While Nasdaq reserves the right to make the Offer in or into the United Kingdom or any other jurisdiction pursuant to applicable exceptions or following appropriate filings and prospectus or equivalent document publication by Nasdaq in such jurisdictions, pending such filings or publications and in the absence of any such exception the Offer is not made in any such jurisdiction.

Additional Information About this Transaction

In connection with the proposed business combination transaction, OMX and Nasdaq expect that Nasdaq will file with the SEC a Registration Statement on Form S-4 that will include a proxy statement of Nasdaq that also constitutes a prospectus of Nasdaq. Investors and security holders are urged to read the proxy statement/prospectus and any amendments and other applicable documents regarding the proposed business combination transaction if and when they become available because they will contain important information. You may obtain a free copy of those documents (if and when available) and other related documents filed by Nasdaq with the SEC at the SEC’s website at www.sec.gov. The proxy statement/prospectus (if and when it becomes available) and the other documents may also be obtained for free by accessing Nasdaq’s website at http://www.nasdaq.com and OMX’s website at http://www.omxgroup.com.

NASDAQ and its directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from NASDAQ stockholders in respect of the transactions described in this communication. You can find information about NASDAQ’s executive officers and directors in NASDAQ’s definitive proxy statement filed with the SEC on April 20, 2007. You can obtain free copies of these documents and of the proxy statement prospectus (when it becomes available) from NASDAQ by accessing NASDAQ’s website at http://www.nasdaq.com. Additional information regarding the interests of such potential participants will be included in the proxy statement/prospectus and the other relevant documents filed with the SEC when they become available.

Press Release

NASDAQ OMX Deal Site

OMX Web site